October 25, 2024

John Brenman
Chief Executive Officer
Swiftmerge Acquisition Corp.
4318 Forman Ave
Toluca Lake, CA 91602

Tristan Yopp
Chief Financial Officer
AleAnna Energy, LLC
Crecent Court, Suite 1860
Dallas, TX 75201

       Re: Swiftmerge Acquisition Corp.
           AleAnna Energy, LLC
           Amendment No. 1 to Registration Statement on Form S-4
           Filed October 8, 2024
           File No. 333-280699
Dear John Brenman and Tristan Yopp:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 6, 2024 letter.

Amendment No. 1 to Form S-4 filed on October 8, 2024
Proxy Statement/Prospectus Summary
Dilution, page 37

1. We note you disclose here and elsewhere in your proxy statement/prospectus the net tangible book value per share as adjusted for the following redemption scenarios - No
 October 25, 2024
Page 2

       Additional Redemptions, 50% Redemption Scenario, and Maximum Redemption. Please expand your disclosure to include a range of redemption scenarios that will
       reasonably inform investors of potential outcomes.
Risks Related to SPAC
BofA, as underwriters of the Initial Public Offering, was to be compensated in part on a deferred basis in connection with the Initial, page 113

2. We note your revised disclosure in response to prior comment 13. Please expand to disclose the reasons BofA agreed to waive its remaining deferred fees. SPAC does not have a specified maximum redemption threshold, page 116

3. We note your revised disclosure in response to prior comment 15. Please expand your disclosure to discuss the impact that the trust falling below $5,000,001 may have on
       SPAC's listing on Nasdaq or tell us why you believe this does not present a material risk.
Unaudited Pro Forma Condensed Combined Financial Information
Note 3 - Transaction Accounting Adjustments, page 127

4. Refer to footnote 5 on page 127. We note you purchased two renewable natural gas plants in July 2024 and reflected these transactions as asset acquisitions within your pro forma financial statements. Based on your disclosure it appears you have not concluded on whether these acquisitions should have been accounted for and reflected within the proforma financial statements as business combinations under ASC 805.
       Please provide to us your accounting analysis for these two transactions.
Background to the Business Combination, page 156

5. We note your revised disclosure in response to prior comment 22 and reissue the comment in part. Please revise your disclosure throughout this section to discuss in greater detail the material terms that were negotiated by the parties, how parties positions differed, and how issues were resolved. Your revised disclosure should disclose the initial pre-money valuation that was the basis for the consideration included in the letter of intent executed on April 1, 2024 that was later increased to
       $665,000,000 in the updated letter of intent and how the initial pre-money valuation was determined. In that regard, we note you disclose that AleAnna submitted the initial transaction terms by way of a draft non-binding letter of intent. In addition, please clarify the date the updated letter of intent was executed and discuss the negotiation of the board representation. To the extent certain terms were deemed not subject to negotiation, disclose this fact.

6. We note your disclosure that SPAC management initially learned of AleAnna on or about March 11, 2024 from an affiliate of the sponsor of a special purpose acquisition company. However, your disclosure on page 164 states that Pureplay introduced SPAC to AleAnna in March 2024. Please advise or revise. In addition,
       please expand your disclosure to clarify Pureplay's role in the business combination and any related negotiations.
 October 25, 2024
Page 3

7. We note your revised disclosure in response to prior comment 23. We also note your disclosure that on or about September 20, 2024, Cohen entered into a release and termination agreement with SPAC, in which those parties agreed to reduce the advisory fee to which Cohen would be entitled upon closing of the Business
      Combination from $3,000,000 to $500,000. Please revise to clarify Cohen s role regarding your business combination with AleAnna and related agreements and disclose the reason that Cohen agreed to reduce its advisory fee. Discuss whether there were any disagreements or objections made to the disclosure in the filing. Also, address the material impact, if any, of agreement provisions that survive SPAC's release and termination agreement with Cohen, such as indemnification, contribution, rights of first refusal or lockups.

SPAC's Valuation of AleAnna, page 170

8. We note your disclosure regarding certain unaudited prospective information supplied by AleAnna to SPAC in connection with the proposed business combination,
      including the DeGolyer & MacNaughton reserves estimate and AleAnna   s
RNG
      prospect backlog information. Please disclose whether or not AleAnna has affirmed to
      SPAC that its prospective information reflects its view about its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus.
      If the prospective information no longer reflect the views of AleAnna's management or board of directors regarding its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus, clearly state the purpose of disclosing the prospective information and the reasons for any continued reliance by management or board of directors on the prospective information. Refer to Item
      1609(c) of Regulation S-K.
9. Please describe in greater detail the comparable companies analysis utilized to analyze
      AleAnna's potential RNG business and the basis for determining that the average
      RNG facility could be expected to generate EBITDA of $1.65 million and reach payout in approximately four years from being brought on stream.
Reserve Information
Reserve Data, page 224

10. Disclosures in Amendment No. 1 on pages 225-226, 238, and F-77 state the acquisition of the Blugas ORRI would have increased future net cash flows and the
      standardized measure, as of December 31, 2023, by $35.3 million and $30.0 million, respectively; however, disclosures on pages 240 and 247 state the future net cash flows would have increased by $34.9 million. Please review and revise to remove the inconsistency.

      In addition, please disclose:
          the change in the Company   s net revenue interest as a result of the
Blugas ORRI
          acquisition,
          if there was a change in the Company   s net proved reserves as a
result of the
          Blugas ORRI acquisition, and
 October 25, 2024
Page 4

             if the total $6.6 million in acquisition costs were included in the evaluation of the
           Blugas ORRI acquisition, as of December 31, 2023.
11. In comparing the net gas volume associated with the Blugas ORRI acquisition disclosed in Amendment No. 1 (2,472 103ft3, thousand cubic feet, or Mcf) versus the net gas volume contained in the reserve report filed as Exhibit 99.7 (2,472 106ft3, million cubic feet, or MMcf), we note an inconsistency in the units of measure. Please review and revise to remove the inconsistency throughout the filing.

      Additionally, please expand your disclosure of the 350 million cubic meters of natural gas associated with the Blugas ORRI throughout the filing to provide the cubic feet equivalent.
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Natural Gas
Reserves, page 225

12. Amendment No. 1 still states the table on page 225 provides the estimated future net cash flows and the present value of the net cash flows discounted at 10%
(PV10).
      However, the two items shown in the table are: 1) Future net cash flow and 2)
      Standardized measure of discounted future net cash flow. Based on the description of these items in the table footnotes on pages 225-226 and in Note 13 on page F-78, we note:

             Future net cash flow appears to be incorrectly calculated as after deducting future income taxes, but prior to discounting at 10%. At the bottom of page 225 and in
           Note 13, your filing incorrectly states the future net cash flows are net of estimated income taxes. However, also on page 225, your filing correctly states
           "Future cash flows are reduced by estimated production costs, administrative costs, costs to develop and produce the proved reserves and abandonment costs,
           all based on current economic conditions at each year-end.    The
correct
           calculation of future net cash flow is prior to discounting at 10% and prior to the deduction of future income taxes. Please review and revise your filing where necessary to correct the calculation of future net cash flows and to provide an accurate description.
             Present value discounted at 10% (PV10) is not included in the table. The correct calculation of present value is after discounting the estimated future net cash flows at 10%, but prior to the deduction of future income taxes. Please review and expand the table to include the present value (PV10), if desired, and to provide an accurate description. Otherwise, revise the description of the table to state it includes the estimated future net cash flows and the standardized measure.
             The table's explanatory footnotes are confusing and include descriptions of multiple items, e.g. footnote (a) to future net cash flow on page 225, includes information on gas prices, revisions/extensions and discoveries, and changes in the standardized measure. Please revise the table footnotes to describe each footnoted item more accurately.

      In addition, please review and revise the standardized measure summary table on page
 October 25, 2024
Page 5

      F-78 to present the component items and their associated values in the correct order of calculation and revise the table footnotes to describe each footnoted item more accurately. For additional guidance, refer to Example 5 in FASB ASC 932-235-55-6.
Acreage, page 226

13. We note the updated acreage disclosure on page 226 of Amendment No. 1 states the
      table includes the Company   s acreage as of December 31, 2024 rather
than as of
      December 31, 2023. Also, under the table item    Exploration Permits
the total net
      undeveloped acreage shown, as of December 31, 2023, is 1,623,209 acres rather than
      682,802 acres. Please review and revise these items as necessary to remove any inconsistency.
Reserve Information, page F-77

14. After review of Amendment No. 1, it appears the table on page F-77 showing the reconciliation of changes in total proved developed and undeveloped reserves, as of
      December 31, 2023 and December 31, 2022, and the table on page 225 showing the reconciliation of changes in proved undeveloped reserves, as of December 31,
      2023, were unchanged from your prior submission. We re-issue prior comment 50.

      Also, please expand each of these disclosures to provide detailed explanations of the volume changes related to each contributing factor, both positive and negative, so the entire volume change during each year is explained.
General

15. We note you disclose that SPAC entered into an advisory services agreement with
      Rowdeston Capital Corp., an entity owned by Thomas J. Loch, in April 2024. Please revise to clarify Rowdeston's role and any services rendered in advising SPAC. In addition, please revise your conflicts of interest disclosure on your cover page, prospectus summary, and throughout your proxy statement/prospectus to address any related conflicts since Thomas J. Lock is the father of Aston Loch, SPAC's Chief
      Operating Officer and Secretary and a control person of the Sponsor, and the fees payable thereunder. Refer to Items 1603(b), 1604(a)(4), and 1604(b)(3) of Regulation
      S-K.
16. We note your revised disclosure in response to prior comment 6. However, your risk factor disclosure on page 104 continues to disclose that December 17, 2025 would be the 36-month anniversary of the effectiveness of your initial public offering. Please advise or revise. In addition, we note you disclose that SPAC may seek to extend the time it has to complete its initial business combination beyond such 36-month period and that the current deadline set forth in the SPAC Articles of Association for SPAC to complete its initial business combination is June 17, 2025. Please expand your disclosure to discuss that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b)
      to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please also revise to state that your securities will face immediate suspension and delisting action once you receive a
 October 25, 2024
Page 6

       delisting determination letter from Nasdaq after the 36-month window ends on
       December 14, 2024 and disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. Disclose the consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered covered securities.
        Please contact Robert Babula, Staff Accountant, at 202-551-3339 or Gus Rodriguez,
Staff Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at 202-551-3699, or Sandra Wall, Petroleum Engineer, at 202-551-4727 with questions about engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-
6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Adam Namoury, Esq.
      Stephen Grant, Esq.